                                                                    EXHIBIT 99.2



                                AGCO FINANCE LLC

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          INDEPENDENT AUDITORS' REPORT

The Managing Board of
AGCO Finance LLC:

     We have audited the accompanying balance sheets of AGCO Finance LLC as of December 31, 2000 and 1999, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AGCO Finance LLC as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                          KPMG LLP

Des Moines, Iowa
January 26, 2001

                                AGCO FINANCE LLC

                                 BALANCE SHEETS

                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
                                     ASSETS
Finance receivables, net....................................  $646,684   $746,809
Wholesale notes receivable..................................    48,365     58,681
Crop input receivables......................................    15,256     26,911
                                                              --------   --------
                                                               710,305    832,401
Allowance for credit losses.................................   (17,046)   (16,055)
                                                              --------   --------
          Net receivables...................................   693,259    816,346
Cash and cash equivalents...................................     5,693      6,527
Due from AGCO Corporation...................................     3,735      2,282
Due from affiliates.........................................     2,550      3,279
Prepaid expenses and other assets...........................     2,460      1,505
Property, plant and equipment, net of accumulated
  depreciation..............................................        --      1,916
                                                              --------   --------
          Total assets......................................  $707,697   $831,855
                                                              ========   ========
                         LIABILITIES AND MEMBERS' EQUITY
Liabilities:
  Notes payable and accrued interest........................  $610,259   $733,723
  Accounts payable and accrued liabilities..................    10,872     11,293
  Dealer and manufacturers reserves.........................     9,321      9,875
                                                              --------   --------
          Total liabilities.................................   630,452    754,891
                                                              --------   --------
Members' equity:
  Members' equity...........................................    46,843     46,843
  Retained Earnings.........................................    30,402     30,121
                                                              --------   --------
          Total members' equity.............................    77,245     76,964
                                                              --------   --------
Contingencies
          Total liabilities and members' equity.............  $707,697   $831,855
                                                              ========   ========

                See accompanying notes to financial statements.

                                AGCO FINANCE LLC

                            STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                 2000       1999
                                                                -------    -------
                                                                  (IN THOUSANDS)
Interest Income:
  Finance and other receivables.............................    $59,115    $61,195
  Incentive reimbursements from AGCO Corporation............     19,595     22,728
  Short-term investments and trading securities.............      1,646       (699)
                                                                -------    -------
          Total interest income.............................     80,356     83,224
Interest expense............................................     42,466     44,197
Dealer volume bonus.........................................      1,117      1,026
                                                                -------    -------
          Net margin........................................     36,773     38,001
Provision for credit losses.................................      4,564      5,075
                                                                -------    -------
          Net margin after provision for credit losses......     32,209     32,926
General and administrative expense..........................     15,928     14,904
                                                                -------    -------
          Net income........................................    $16,281    $18,022
                                                                =======    =======

                See accompanying notes to financial statements.

                                AGCO FINANCE LLC

                    STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                              MEMBERS'   RETAINED
                                                               EQUITY    EARNINGS    TOTAL
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Balance at December 31, 1998................................  $46,843    $ 30,849   $ 77,692
Net income..................................................       --      18,022     18,022
Dividend....................................................       --     (18,750)   (18,750)
                                                              -------    --------   --------
Balance at December 31, 1999................................   46,843      30,121     76,964
Net income..................................................       --      16,281     16,281
Dividend....................................................       --     (16,000)   (16,000)
                                                              -------    --------   --------
Balance at December 31, 2000................................  $46,843    $ 30,402   $ 77,245
                                                              =======    ========   ========

                See accompanying notes to financial statements.

                                AGCO FINANCE LLC

                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                2000         1999
                                                              ---------    ---------
                                                                  (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $  16,281    $  18,022
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................        283          395
     Provision for credit losses............................      4,564        5,075
     Changes in:
       Due to/from affiliates...............................       (724)      (3,957)
       Prepaid expenses and other others....................       (954)       1,549
       Dealer and manufacturers reserves....................       (554)         367
       Accrued interest payable.............................     (1,983)        (340)
       Accounts payable and accrued liabilities.............       (421)         259
                                                              ---------    ---------
          Net cash provided by operating activities.........     16,492       21,370
                                                              ---------    ---------
Cash flows from investing activities:
  Purchase of property, plant and equipment.................       (177)      (1,027)
  Proceeds from sale of property, plant and equipment.......      1,809           --
  Finance receivables, wholesale notes and crop input
     receivables originated.................................   (449,442)    (531,420)
  Principal collected on finance receivables, wholesale
     notes and crop input receivables.......................    567,965      553,705
                                                              ---------    ---------
          Net cash provided by investing activities.........    120,155       21,258
                                                              ---------    ---------
Cash flows from financing activities:
  Proceeds from issuance of notes payable...................     32,535      106,995
  Principal payments on notes payable.......................   (154,016)    (130,507)
  Dividend paid.............................................    (16,000)     (18,750)
                                                              ---------    ---------
          Net cash used in financing activities.............   (137,481)     (42,262)
                                                              ---------    ---------
          (Decease) increase in cash and cash equivalents...       (834)         366
Cash and cash equivalents at beginning of year..............      6,527        6,161
                                                              ---------    ---------
Cash and cash equivalents at end of year....................  $   5,693    $   6,527
                                                              =========    =========
Supplemental disclosures of cash flow information --
  Cash paid for interest....................................  $  43,641    $  44,419
                                                              =========    =========

                See accompanying notes to financial statements.

                                AGCO FINANCE LLC

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

     The financial statements include the accounts of AGCO Finance LLC (the Company), a limited liability corporation, formerly known as Agricredit Acceptance LLC. The Company conducts operations as Agricredit Acceptance Company and its primary businesses are retail financing of agricultural and industrial equipment, wholesale financing of agricultural equipment, and crop input financing throughout the United States. The Company is a joint venture owned 51% by De Lage Landen Finance Inc. (DLL) a wholly owned subsidiary of Cooperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) and owned 49% by AGCO Finance Corporation, a wholly owned subsidiary of AGCO Corporation (AGCO).

     The Company restructured its business, assets and operations as of July 1, 2000, selling its property, plant and equipment at net book value to a new company, also known as Agricredit Acceptance LLC (Agricredit), which is a wholly owned subsidiary of DLL. On July 1, 2000 Agricredit also hired substantially all employees of the Company. The Company then entered into a servicing agreement with Agricredit to provide substantially all general and administrative services to the Company (see note 2).

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimate made by management relates to the Company's allowance for credit losses.

INTEREST AND FINANCE FEES

     Interest income from the finance receivables, wholesale notes receivable, and crop input receivables is recognized using the effective interest method. Late charges are credited to income when received. Accrual of interest and finance fees is suspended when collection is deemed doubtful. Income is recognized on a cash basis after a receivable is put on non-accrual status.

ORIGINATION COSTS

     Origination fees are not charged on finance receivables. Direct costs incurred in the origination of finance receivables are deferred and amortized to income over the estimated term of the finance receivables on a straight-line basis, which does not differ materially from the effective interest method. Direct costs of originating wholesale notes receivable and crop input receivables are expensed as incurred, as such costs are not significant.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents for financial reporting purposes include cash and short-term investments with maturities at purchase of three months or less.

                                AGCO FINANCE LLC

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant and equipment is stated at cost and depreciated on a straight-line basis over the useful life of the asset. The following useful lives are used for depreciation purpose:

Computer equipment..........................................  3 years
Furniture and fixtures......................................  5 years
Computer software...........................................  5 years
                                                              5 years (life of the
Leasehold improvements......................................  lease)

     For the years ended December 31, 2000 and 1999, depreciation expense was $283,000 and $395,000, respectively. On June 30, 2000, the Company sold all property, plant and equipment to Agricredit.

ALLOWANCE FOR CREDIT LOSSES

     The allowance for credit losses is management's estimate of the amount considered adequate to absorb probable losses in the portfolio based on management's evaluation of the current risk characteristics of the receivable portfolio, the fair value of the underlying collateral and prior credit loss experience, as well as the impact of current economic conditions. A provision for credit losses is charged to operations based on management's periodic evaluation of these risks. In the opinion of management, the allowance for credit losses is adequate.

     The Company's charge-off policy is based on a specific review for all receivables. Certain receivables are secured by recourse agreements with dealers and manufacturers.

DEALER AND MANUFACTURERS RESERVES

     Under certain recourse agreements with dealers and manufacturers, the Company retains a portion of the proceeds of equipment financing transactions. The amounts retained are used to absorb specific losses on the related finance receivables and any unused portion of the reserve is ultimately refundable to the dealer or manufacturer. The total amount retained is limited to a percentage of the outstanding portfolio and the Company pays interest to the dealer and manufacturer at the prime interest rate on amounts retained.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company utilizes interest rate swaps as part of an overall interest rate risk management strategy. Interest rate swaps are used principally as a tool to manage the interest sensitivity of the Company's balance sheet. The contracts represent an exchange of interest payment streams based on an agreed-upon notional principal amount with at least one stream based on a specified floating-rate index. The underlying principal balances of the asset or liabilities are not affected. Net settlement amounts are reported as adjustments to interest income or expense, as appropriate.

     Interest rate swaps are subject to credit and market risk. The Company evaluates the risks associated with interest rate swaps in much the same way it evaluates the risks associated with on-balance sheet financial instruments. However, unlike on-balance sheet financial instruments, where the risk of credit loss is represented by the notional value or principal, the risk of credit loss associated with interest rate swaps is generally a small fraction of the notional value. The Company attempts to limit its credit risk by dealing with creditworthy counterparties. Affiliated companies are the counterparties for all of the Company's interest rate swap agreements.

     Interest rate swaps which are not hedges of specific assets, liabilities or commitments are accounted for as trading securities. Interest rate swaps accounted for as trading securities are carried at fair value with the changes in market value reflected in the income statement.

                                AGCO FINANCE LLC

     Statement of Financial Accounting Standards (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, are effective for the Company as of January 1, 2001. These statements require that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Adoption of these new accounting standards by the Company will result in an adjustment to other accumulated comprehensive loss (a component of members' equity) of approximately $3.2 million to recognize the accumulated loss based on the market value of the interest rate swaps on January 1, 2001. The adoption will also impact assets and liabilities recorded on the balance sheet.

INCOME TAXES

     No tax provision is provided for the Company as the entity is a limited liability corporation whose members are required to include their respective share of profits and losses in their individual income tax returns.

(2) TRANSACTIONS WITH AFFILIATES

     The accompanying statements of operations reflect interest income from AGCO for incentive reimbursements related to finance and wholesale receivables with below-market interest rates or interest-waiver periods, which totaled $19,595,000 and $22,728,000 for the years ended December 31, 2000 and 1999, respectively.

     In connection with the origination of certain receivables the Company, at the selling dealer's request, pays AGCO directly for the underlying equipment being financed in order to satisfy outstanding obligations between the dealers and AGCO. Such payments for the years ended December 31, 2000 and 1999 totaled $141,342,000 and $150,995,000, net of discounts.

     All amounts due to or from AGCO related to the above transactions are separately stated in the accompanying balance sheets and are generally settled between the Company and AGCO on a current basis.

     The Company has an agreement to provide management services to a DLL affiliated company. The agreement provides for a management fee based upon the affiliated company's number of contracts and dollar amount of receivables outstanding. The fees paid to the Company by the affiliated company totaled $2,321,000 and $1,919,000 for the years ended December 31, 2000 and 1999, respectively. The fees received have been offset against general and administrative expense in the accompanying statements of operations. See note 7 also for affiliated notes payable, interest rate swap agreements, and related interest expense.

     For the period July 1, 2000 through December 31, 2000 the Company paid Agricredit a servicing agreement (see note 1) fee based on Agricredit's good faith estimate of the costs incurred, which totaled $8,200,000, and is included in general and administrative expense in the accompanying statements of operations. The monthly servicing fee for calendar year 2001 and each calendar year thereafter will be determined based on the monthly average receivables outstanding prior to projected allowance for credit losses, but excluding projected charge-offs.

                                AGCO FINANCE LLC

(3) FINANCE RECEIVABLES

     Finance receivables consist of the following at December 31, 2000 and 1999 (in thousands):

                                                                2000         1999
                                                              ---------    ---------
Retail notes................................................  $ 533,950    $ 557,817
Sales finance contracts.....................................    234,768      315,533
                                                              ---------    ---------
                                                                768,718      873,350
Unearned interest and discounts.............................   (122,034)    (126,541)
                                                              ---------    ---------
                                                              $ 646,684    $ 746,809
                                                              =========    =========

     Interest rates on retail notes and sales finance contracts including affiliated discounts ranged from 9.0% to 13.0% with a weighted average rate of 10.03% at December 31, 2000.

     Non-accrual finance receivables, net of related unearned interest and discounts, totaled $17,758,000 and $19,517,000 at December 31, 2000 and 1999,
respectively. The allowance for losses related to these finance receivables was $7,062,000 and $7,353,000 at December 31, 2000 and 1999, respectively. The average amount of non-accrual finance receivables, net of related unearned interest and discounts, for the years ended December 31, 2000 and 1999 were $18,638,000 and $17,714,000, respectively. The accrual of interest and finance fees, which was suspended on these receivables, was $977,000 and $1,000,000 for the years ended December 31, 2000 and 1999, respectively.

     At December 31, 2000, contractual maturities of gross finance receivables are as follows (in thousands):

2001........................................................    $276,692
2002........................................................     205,895
2003........................................................     152,658
2004........................................................      85,518
2005........................................................      40,623
Thereafter..................................................       7,332
                                                                --------
                                                                $768,718
                                                                ========

     The Company provides financing for agricultural and industrial equipment to customers throughout the United States; the receivables are secured by the equipment financed and additional property if considered necessary by management. Although the Company has a diversified receivable portfolio, a substantial portion of its debtors' ability to repay their borrowings is dependent upon the agricultural business economic sector. In addition, at December 31, 2000 and 1999, approximately 80% of the net finance receivables relate to the financing of products sold by AGCO dealers and distributors.

     Concentrations of gross finance receivables by type of equipment financed at December 31, 2000 and 1999 are as follows (in thousands):

                                                                  2000        1999
                                                                --------    --------
Tractor.....................................................    $338,216    $399,095
Combine.....................................................     184,844     200,951
Industrial..................................................      22,957      27,818
Forestry....................................................      31,102      37,359
Other.......................................................     191,599     208,127
                                                                --------    --------
                                                                $768,718    $873,350
                                                                ========    ========

                                AGCO FINANCE LLC

(4) WHOLESALE NOTES RECEIVABLE

     Agreements have been entered into with certain manufacturers of agricultural and industrial equipment to provide financing for the manufacturers' qualified distributors and dealers. These wholesale notes receivable are generally for terms of less than one year, with interest at the prime rate plus 1.0% to 3.0%, secured by both the underlying equipment and a manufacturers' reserve, and contain certain recourse provisions back to the manufacturers.

(5) CROP INPUT RECEIVABLES

     Agreements have been entered into with certain distributors of crop protection products, fertilizer, and seed to provide financing for their customers (the producers). The financing is offered in a discretionary operating line of credit to be utilized by the producers to fund agricultural operating expenses associated with crop production (crop input receivables). These crop input receivables generally have a maturity of one year or less, with variable interest rates at the prime rate plus .25% to 3%. The crop input receivables are collateralized by obtaining a first security interest in all crops, government payments and crop insurance. Additional collateral is obtained if considered necessary by management. The Company is indemnified for certain loans that are with full recourse back to the distributor which has sole responsibility for all collection activity and associated costs.

(6) ALLOWANCE FOR CREDIT LOSSES

     The following is a summary of the activity in the allowance for credit losses on finance and other receivables for the years ended December 31, 2000 and 1999, (in thousands):

                                                                 2000       1999
                                                                -------    -------
Balance at beginning of period..............................    $16,055    $16,142
Provision for credit losses.................................      4,564      5,075
Charge-offs.................................................     (6,688)    (6,081)
Recoveries..................................................      3,115        919
                                                                -------    -------
Balance at end of period....................................    $17,046    $16,055
                                                                =======    =======

(7) NOTES PAYABLE

     Under a revolving credit agreement with Rabobank Nederland, the parent of DLL, dated June 30, 2000 (the Credit Agreement), the Company can borrow a maximum of $1,500,000,000. The commitment under the Credit Agreement is reduced by 105% of the outstanding borrowings ($1,000,000,000 at December 31, 2000) of its sister company, Agricredit Acceptance Canada, Ltd., up to $100,000,000 Canadian dollars. The notes funded under the Credit Agreement at December 31, 2000, have maturities ranging from 30 to 32 days. The interest rate on the notes is established, subject to the terms of the note, at the lender's base lending rate (based on LIBOR) plus .10%. Interest rates on the notes payable outstanding at December 31, 2000, ranged from 6.7475 to 6.75%, with a weighted-average interest rate of 6.7476%. The Credit Agreement contains certain financial covenants that the Company must maintain, including minimum specified net worth and borrowing base requirements. As of December 31, 2000 and 1999, $610,007,000 and $731,487,500, respectively, was outstanding under the Credit Agreement and unused commitment was $769,096,000 and $210,544,000, respectively, reduced for the borrowings of Agricredit Acceptance Canada Ltd.

     Of the total outstanding borrowings at December 31, 2000, $610,007,000 was funded by De Lage Landen Ireland Company (DLL Ireland). The Credit Agreement was amended and restated as of June 30, 2000 and subsequently expired on July 31, 2000; however, the Credit Agreement allows for automatic extension for an additional thirty day periods unless Rabobank Nederland in its sole discretion elects not to grant such

                                AGCO FINANCE LLC
extension. The notes payable under the amended and restated Credit Agreement are secured by the finance receivables, wholesale notes receivable, and crop input receivables.

     The Company has entered into interest rate swap agreements with DLL Ireland on portions of its short-term borrowings. The swap agreements require the payment of fixed rates and receipt of floating rates of interest based on LIBOR. The Company enters into the swap agreements in order to more closely match the interest rates and maturities of the borrowings to those of the receivables being funded. The differential to be paid or received on the swap agreements is recognized as an adjustment to interest expense. At December 31, 2000, the total notional principal amounts of the agreements were $604 million paying fixed rates ranging from 4.61% to 7.53% and with notional principal amounts of $323 million, $244 million, $34 million, and $3 million, terminating in 2001, 2002, 2003, and 2004, respectively. For the years ended December 31, 2000 and 1999, the swaps increased the Company's interest expense by $2,283,000 and $3,518,000, respectively. The interest expense resulted from the Company exchanging its short term borrowing rate to approximately a two year borrowing rate to better match the maturity of the fixed rate notes receivable.

     As part of its interest rate risk management policy, the Company previously entered into certain interest rate swap agreements which were not hedges of specific assets, liabilities, or commitments and were accounted for as trading securities. In December 1999, the Company terminated these swaps and recorded a reduction of fair value of $2,200,000. Interest income exclusive of fair value adjustments for these swaps the years ended December 31, 2000 and 1999 was $0 and $1,129,000, respectively.

     The following is a summary of aggregate annual maturities of notes payable and accrued interest payable on notes payable and interest rate swap agreements at December 31, 2000 (in thousands):

Notes payable in 2001.......................................  $610,007
Accrued interest payable on notes payable and interest rate
  swap agreements...........................................       252
                                                              --------
                                                              $610,259
                                                              ========

     In December 1999, the Company entered into a Deposit Agreement with DLL Ireland. Under the terms of the Deposit Agreement, DLL Ireland has agreed to advance monies under the Credit Agreement to the Company provided such proceeds are deposited with DLL Ireland. The amount of borrowing outstanding and the related deposit at December 31, 2000 totaled $98,472,000. Right of offset exists under the Deposit Agreement; therefore, these amounts are not reflected in the Company's balance sheet. During 2000, the deposit account bore a weighted average fixed interest rate of 6.29%. The interest rate on the borrowings is adjusted monthly and was 6.81% at December 31, 2000. The deposit and the related borrowings will be reduced in annual amounts ranging from $8,000,000 to $11,500,000 in August of each year for the next 10 years.

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS

     In determining the estimated fair values of the Company's financial instruments, the estimates, methods, and assumptions utilized are as follows:

     - Cash and cash equivalents. The carrying amount for cash and cash equivalents approximates the fair value because of the short-term nature of the instruments.

     - Finance receivables. The fair value of finance receivables is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the portfolio. The estimated maturity is based on historical experience with repayments, modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming finance receivables is considered in assessing the credit risk inherent in the fair value estimate. At December 31, 2000 and 1999 the Company estimated the fair

                                AGCO FINANCE LLC
       value of its net finance receivable portfolio to be approximately $661,678,000 and $756,370,000, respectively.

     - Wholesale notes receivable, crop input receivables, and dealer reserves. The carrying amount for wholesale notes receivable, crop input receivables, and dealer reserves approximates fair value as interest on the obligations is at a variable rate and due to the short-term nature of the instruments.

     - Notes payable. Rates currently available for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. At December 31, 2000 and 1999 the Company estimated the fair value of notes payable (including accrued interest payable) to be approximately $609,971,000 and $731,359,000, respectively.

     - Interest rate swaps. The estimated fair value of the Company's interest rate swap agreements related to notes payable, and the depository account was at an unrealized loss of approximately $3,177,000 and $740,000 at December 31, 2000 and 1999, respectively.

LIMITATIONS

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(9) PENSION PLAN

     The Company sponsors a defined contribution savings plan for its eligible employees. Under the plan employees can contribute 2% to 12% of their base pay and the Company will contribute up to 3% if the employee contributed at least 3%. The Company contributions vest immediately to the employee. In addition, the plan has a profit sharing component whereby the Company can contribute, to the Plan from 0% to 3% of the employee's base salary based on established profitability criteria for the Company. For the years ended December 31, 2000 and 1999, the expense under the plan was $199,000 and $365,000, respectively.

(10) CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management that the ultimate resolution will not have a material impact on the balance sheet or results of operations of the Company.

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